SolarGaps, Inc.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020

Audited

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors
SolarGaps Inc.
Redwood City, California

Opinion

We have audited the financial statements of SolarGaps Inc., which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of SolarGaps Inc. as of December 31, 2021, and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of SolarGaps Inc.. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about SolarGaps Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2021.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.
• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of SolarGaps Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about SolarGaps Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

August 15, 2022
Los Angeles, California

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 305	$ -
Inventories	1,781	1,781
Prepayments to suppliers	295,700	157,920
Total current assets	**297,786**	**159,701**
Intangible assets, net	5,237	5,761
Total assets	**$ 303,023**	**$ 165,462**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current portion of Promissory Note and Loans		
Short term loan payable	70,680	70,680
Other current liabilities	76,147	93,473
Total current liabilities	**146,827**	**164,153**
Total liabilities	**146,827**	**164,153**
STOCKHOLDERS EQUITY		
Common Stock	700	700
Additional Paid in Capital	68,400	68,400
SAFE's	384,119	225,000
Retained earnings/(Accumulated Deficit)	(297,023)	(292,791)
Total stockholders' equity	**156,196**	**1,309**
Total liabilities and stockholders' equity	**$ 303,023**	**$ 165,462**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ 17,427	$ 49,878
Cost of goods sold	17,427	49,878
Gross profit/(loss)	-	-
Operating expenses		
General and administrative	4,103	4,872
Sales and marketing	129	-
Total operating expenses	4,232	4,872
Operating income/(loss)	(4,232)	(4,872)
Interest expense	-	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(4,232)	(4,872)
Provision/(Benefit) for income taxes	-	-
Net loss	**$ (4,232)**	**$ (4,872)**

See accompanying notes to financial statements.

SolarGaps Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in , $US)	Common Stock		SAFE's	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount				
Balance—December 31, 2019	**7,000,000**	$ **700**	$ **225,000**	$ **68,400**	$ **(287,919)**	$ **6,181**
Net income/(loss)	-	-	-	-	(4,872)	(4,872)
Balance—December 31, 2020	**7,000,000**	$ **700**	**225,000**	$ **68,400**	$ **(292,791)**	$ **1,309**
Issuance of Simple Agreement Finance Equity	-	-	159,119	-	-	159,119
Net income/(loss)	-	-	-	-	(4,232)	(4,232)
Balance—December 31, 2021	**7,000,000**	$ **700**	**384,119**	$ **68,400**	$ **(297,023)**	$ **156,196**

See accompanying notes to financial statements.

SolarGaps Inc.
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (4,232)	$ (4,872)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Amortization of intangible assets	524	524
Changes in operating assets and liabilities:		
Prepayments to suppliers	(137,780)	5,553
Other current liabilities	(17,326)	(19,303)
Net cash provided/(used) by operating activities	**(158,814)**	**(18,098)**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowing on convertible notes and loans	159,119	880
Net cash provided/(used) by financing activities	**159,119**	**880**
Change in cash	305	(17,218)
Cash—beginning of year	-	17,218
Cash—end of year	**$ 305**	**$ -**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	$ -	$ -
Issuance of equity in return for accrued payroll and other liabilities	$ -	$ -

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

SolarGaps Inc. was incorporated in the state of Deleware on August 15, 2016. The financial statements of SolarGaps Inc. (which may be referred to as "SolarGaps", "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Redwood City, CA.

SolarGaps is the distributor of window blinds for residential and commercial use with features designed for renters, homeowners and small businesses to affordably reduce energy usage, create renewable energy and transition to energy independence:

DIY PLUG & PLAY - With apartment renters in mind, the interior wall brackets are designed as a non-permanent, plug & play solution with additional installation options for homeowners to maximize energy production.

ENERGY GENERATING - Built-in solar panels can generate up to 100W-150W of renewable energy per 10 sq. ft. ($\approx$ 1 m2) of a window, enough to power 30 LED light bulbs or three MacBooks.

ENERGY REDUCING - In addition to generating solar energy, the window blinds also save energy by shading your home interior and reducing air condition cost by up to 80%.

AFFORDABLE - Energy surplus can either be stored in the battery or can easily be sold to your electricity company as green energy through a two-way meter they provide.

SMART FEATURES - Easily integrate with smart devices like Google Home, Echo, Nest Thermostat and more to control by voice, temperature and/or smartphone app.

SolarGaps mission is to make energy free and accessible to all. We are pioneering a method of energy distribution that will power the offices, homes, and cities of the future. By exploring innovative concepts and adopting new technologies, we can help move every city closer to their net zero goals.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and the Company determined that no reserve was necessary.

Inventories

Inventories are stated at lower cost using the first-in, first-out method or net realizable value.

Impairment of Long-lived Assets

Long-lived assets, such as property, equipment, and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

SolarGaps Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken, or expected to be taken, in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1) Identify the contract with a customer

2) Identify the performance obligations in the contract

3) Determine the transaction price

4) Allocate the transaction price to performance obligations in the contract; and

5) Recognize revenue as the performance obligation is satisfied.

The Company derives all revenues from the sale of window blinds for residential and commercial use online, and through licensed distributors.

Cost of Sales

The Company expenses incremental costs that directly relate to the sales of our products immediately under the available practical expedient as the amortization period would be less than one year.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $129 and $0, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

SolarGaps Inc.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2021 AND DECEMBER 31, 2020

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 15, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Finished Goods	$ 1,781	1,781
Total Inventories	**$ 1,781**	**$ 1,781**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Customer Advances	$ 75,314	$ 93,164
Sales Tax Payable	$ 833	$ 309
Total other current liabilities	**$ 76,147**	**$ 93,473**

5. DEBT

The company has a short-term loan from the CEO and founder in the amount of $70.680 as of December 31, 2021 and 2020. This loan bears no interest and has no specified maturity date.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 Common Shares with a par value of $0.0001. As of December 31, 2021, and December 31, 2020, 7,000,000 Common Shares have been issued and are outstanding.

7.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

	2021	2020
Net operatig loss	$ (1,106)	$ (1,297)
Valuation allowance	1,106	1,297
Total	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020, are as follows:

	2021	2020
Net operatig loss	$ (87,850)	$ (86,744)
Valuation allowance	87,850	86,744
Total	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $294,404, and the Company had state net operating loss ("NOL") carryforwards of approximately $294,404. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   RELATED PARTY

The Company has a short-term loan from the CEO and founder in the amount of $70.680 as of December 31, 2021 and 2020. This loan bears no interest and has no specified maturity date.

9.   COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities.

Rent expenses were in the amount of $0 and $284, for the fiscal years ended December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through August 15, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $4,232, an operating cash flow loss of $158.814, and liquid assets in cash of $305, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.